

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3720

December 5, 2017

Shabtai Adlersberg
Chief Executive Officer and President
AudioCodes Ltd.
1 Hayarden Street
Airport City, Lod, 7019900
Israel

      Re: AudioCodes Ltd.
               Form 20-F for Fiscal Year Ended December 31, 2016
               Filed March 20, 2017
               File No. 000-30070

Dear Mr. Adlersberg:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Kathleen Krebs, for

               Larry Spirgel
               Assistant Director
               AD Office 11 – Telecommunications